Morgan Stanley Institutional Fund, Inc.
1221 Avenue of the Americas
New York, NY 10020

June 14, 2005

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Institutional Fund, Inc. (File No. 033-23166)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the preliminary proxy statement on Schedule 14A for Morgan Stanley Institutional Fund, Inc. (the "Fund") filed with the Securities and Exchange Commission on May 27, 2005. Below, we describe the changes made to the preliminary proxy statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about June 14, 2005.

The Fund anticipates mailing copies of the definitive notice of meeting, proxy statement and form of proxy on or about June 14, 2005.

GENERAL COMMENT TO SCHEDULE 14A

Comment 1.	Please file a response letter to these comments via EDGAR, including the "Tandy" provision.

Response 1. This response letter addressing your comments has been filed via EDGAR correspondence, including the "Tandy" provision, with the definitive proxy statement.

COMMENTS TO PROXY STATEMENT

Comment 2.	In the discussion of Proposal No. 1 on page 2 of the proxy statement, the description of the Portfolio's current investment objective appears to be the same as the investment objective as modified by Proposal No. 1. Please describe the difference.

Response 2. If approved by shareholders, the Portfolio's investment objective will be revised to delete the reference to investing primarily in equity securities of companies in the European real estate industry. The disclosure has been revised to highlight this distinction.

Comment 3.	In paragraph 3 of the description of Proposal No. 1, please confirm whether the language referring to North America includes the United States and Canada.

Response 3. North America refers exclusively to the United States and Canada. The disclosure has been revised accordingly.

Comment 4.	In paragraph 4 of the description of Proposal No. 1, please revise the disclosure to make clear that risks associated with investing in emerging markets is in addition to the risks associated with investing in foreign securities generally.

Response 4. The disclosure has been so revised.

Comment 5.	In the section entitled "Additional Information-General", please confirm how proxies marked with an abstention and broker "non-votes" are regarded when voting on adjournments.

Response 5. If a quorum is not present, or if a quorum is present but a sufficient number of votes to approve a proposal are not received, the persons named as proxies may propose an adjournment. In such case, an adjournment will require the affirmative vote of a majority of the shares affected by the adjournment that are represented at the meeting. Proxies marked with an abstention and broker "non-votes" will be disregarded in connection with a vote on an adjournment. The disclosure has been revised to clarify this point.

Comment 6.	If there is an advance notice requirement for shareholder proposals other than those made pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, please so note in the section entitled "Additional Information-Submission of Shareholder Proposals".

Response 6. There is no advance notice requirement other than pursuant to Rule 14a-8.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-8687 or Sheelyn Michael at (212) 878-4985. Thank you.

Best regards,

/s/ Edward J. Meehan

Edward J. Meehan